UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Safety and Efficacy Data Evaluating ARX788 in HER2 Positive Metastatic Breast Cancer Patients Who Progressed Following T-DM1 Treatment

On December 9, 2022, Ambrx Biopharma Inc. (the “Company”) announced preliminary safety and efficacy data from its Phase 2 ACE-Breast-03 study during a Spotlight Poster Presentation at the 2022 San Antonio Breast Cancer Symposium. The data presented by the investigator demonstrated 51.7% overall response rate (“ORR”) by RECIST v1.1 and 100% disease control rate (“DCR”) after treatment with ARX788 in HER2 positive mBC patients who are resistant or refractory to T-DM1.

ACE-Breast-03 is a Phase 2, multicenter study of ARX788, an anti-HER2 ADC being evaluated for patients whose metastatic disease is resistant or refractory to T-DXd, trastuzumab emtansine (“T-DM1”), or tucatinib-containing regimens. The study was conducted in the United States, Korea, and Australia. As of the data cutoff, seven patients enrolled in the study were previously treated with T-DM1 and received a median of five lines of prior anticancer therapies. Four of seven patients were previously treated with HER2 tyrosine kinase inhibitors. The median age was 59 years. The confirmed ORR per RECIST v1.1 based was 57.1% (4/7). The DCR was 100% (7/7) for patients treated with ARX788. Patients had a median time on therapy of 7.2 months and treatment remains ongoing. None of the patients experienced drug-related serious adverse events (“SAEs”) and all adverse events (“AEs”) were well tolerated with no treatment discontinuations from AEs.

Amplification of the human epidermal growth factor receptor 2 (“HER2”) gene with consequent HER2 protein overexpression occurs in approximately 20% of breast cancers (“BC”) and is a major driver of tumor development and progression. The HER2-targeted ADC T-DM1 has been approved for the treatment of HER2-positive mBC after prior trastuzumab and taxane therapy. However, disease progression occurs in T-DM1 treated patients and as such, requires additional therapeutic options. The use of second-generation anti-HER2 ADCs using alternative molecules is being investigated to overcome drug resistance.

Two Phase 3 studies and one registration enabled Phase 2 study with ARX788 (ACE-Breast-02, ACE-Gastric-02, and ACE-Breast-08) conducted by the Company’s partner, NovoCodex Biopharmaceuticals, are ongoing in China with projected readouts in 2023.

Key highlights from the presentation include:

•	ARX788 provided clinical benefit to patients previously treated with T-DM1 who had disease progression

•	Patients treated with ARX788 had a confirmed ORR of 57.1% (4/7 patients) and unconfirmed ORR of 71.4% (5/7 patients)

•	The disease control rate was 100% (7/7 patients) for patients treated with ARX788

•	All AEs were well tolerated with 85.7% of patients experiencing drug-related AEs (any grade) with 0% of AEs leading to discontinuation and 0% of patients experiencing drug-related SAEs

•	Treatment with ARX788 remains ongoing in this patient population with the median time of ARX788 therapy of 7.2 months

ARX788 is currently being studied in several registrational trials in breast cancer and gastric/GEJ cancer by the Company’s partner, NovoCodex Biopharmaceuticals, in China. As announced by the Company on October 18, 2022, the Company has recently paused the internal development of ARX788 and is seeking to partner ARX788 outside of China.

The Company issued a press release, dated December 9, 2022, and provided the poster presentation, each related to the foregoing data, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The information contained in Exhibits 99.1 and 99.2 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information shall not be deemed incorporated by reference into any other filing with the Securities and Exchange Commission made by the Company, whether made before or after today’s date, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific references in such filing.

Strategic Reprioritization and Evaluation of Potential Impairment

In the third quarter of 2022, the Company underwent a strategic reprioritization resulting in the Company announcing on October 18, 2022 that it no longer intends to directly pursue ARX788 as its lead clinical asset and, consequently, will pause development of Company-sponsored clinical trials involving ARX788 and seek development partners to further progress ARX788. The Company announced it will prioritize the progression of ARX517 as its new lead asset and will continue developing its clinical candidates ARX305 and ARX102 and its preclinical candidate ARX622. The Company also announced it paused the development of its preclinical candidate ARX822. In connection with the strategic reprioritization, the Company is evaluating any potential impairment charges for the fiscal year ending December 31, 2022.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257264 and No. 333-264490) and Form F-3 (Registration No. 333-266404).

Forward-Looking Statements

This report on Form 6-K includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding the Company’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, the timing of program updates and milestones related to its product candidates, the Company’s ability to find a partner for the development of ARX788 outside of China, and potential impairment charges for the fiscal year ending December 31, 2022. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on the Company’s business, operations, strategy, goals and anticipated milestones; the Company’s ability to execute on its strategy including with respect to the timing of its research and development efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; the Company’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on April 26, 2022, and elsewhere in the Company’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated December 9, 2022.

99.2	Poster presentation: ACE-Breast-03: Efficacy and safety of ARX788 in patients with HER2+ metastatic breast cancer previously treated with T-DM1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Sonja Nelson
Name:	Sonja Nelson
Title:	Chief Financial and Operating Officer

Date: December 13, 2022